Exhibit 21.1

List of Subsidiaries

Subsidiary	Ownership percentage	Jurisdiction of incorporation or organization
Societal CDMO Gainesville, LLC	100%	Massachusetts
Societal CDMO Gainesville Development, LLC	100%	Delaware
Societal CDMO San Diego, LLC	100%	California